SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 5

                            Pride International, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74153Q102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Seadrill Limited
                                P.O. Box HM 1593
                          Par-la-Ville Place, 4th Floor
                              14 Par-la-Ville Road
                             Hamilton HM 08 Bermuda
                                  (441)295-6935

                                 With a copy to:
                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 2009
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seadrill Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hemen Holding Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John Fredriksen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000*

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     IN

----------
* Mr. Fredriksen may be deemed to beneficially own 16,500,000 shares of common stock, par value $0.01 per share (the "Common Shares"), of Pride International Inc. (the "Issuer") through his indirect influence over Hemen Holding Limited ("Hemen"), the shares of which are held in trusts (the "Trusts"). The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 16,500,000 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 16,500,000 Common Shares.

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     C.K. Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 74153Q102

Explanatory Note

The purpose of this Amendment No. 5 to Schedule 13D is to report that on November 27, 2009, Seadrill Limited ("Seadrill") terminated its two forward contracts with DnB NOR Bank ASA (the "DnB") and Nordea Bank Finland Plc ("Nordea") each dated October 12, 2009. On the same day, Seadrill entered into a new forward contract with each of DnB and Nordea. Please see Item 6 herein for a discussion of Seadrill's two forward contracts.

Item 1.  Security and Issuer
----------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 3, 2009.

Item 2.  Identity and Background
--------------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 21, 2009.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of 200,000 Common Shares held in the account of Seadrill was $6,967,840, representing working capital of Seadrill.

On November 27, 2009, Seadrill terminiated its forward contracts with DnB and Nordea each dated October 12, 2009. On the same day, Seadrill entered into (i) a new forward contract with DnB whereby Seadrill agreed to purchase 8,070,800 Common Shares from DnB on January 14, 2010 for a purchase price of $213,319,314.80, and (ii) a new forward contract with Nordea whereby Seadrill agreed to purchase 8,229,200 Common Shares from Nordea on January 14, 2010 for a purchase price of $206,257,491.72. Please see Item 6 herein for a discussion of Seadrill's two forward contracts.

None of the other persons named in response to Item 2 hold any Common Shares in their accounts.

Item 4.  Purpose of Transaction
-------------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 3, 2009.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a. and b.) According to the Issuer's most recent report on Form 10Q, there were 174,515,635 shares of Common Stock issued and outstanding as of October 27, 2009. The Reporting Persons report beneficial ownership of the following shares of Common Stock:

Seadrill may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock. Seadrill has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. Seadrill has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

Hemen may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock. Hemen has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. Hemen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

Mr. Fredriksen may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock. Mr. Fredriksen has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. Mr. Fredriksen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

C.K. Limited may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock. C.K. Limited has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. C.K. Limited has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the shares of Common Stock that are the subject of this Statement.

(c.) Not applicable.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e.) Not applicable.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 27, 2009, Seadrill terminated its forward contract with DnB dated October 12, 2009, which was described in Seadrill's Schedule 13D/A filed with the Securities and Exchange Commission (the "Commission") on October 26, 2009. On the same day, Seadrill entered into a new forward contract with DnB which is attached hereto as Exhibit B, whereby Seadrill agreed to purchase 8,070,800 Common Shares from DnB on January 14, 2010 for a purchase price of $213,319,314.80.

On November 27, 2009, Seadrill also terminated its forward contract with Nordea dated October 12, 2009, which was described in Seadrill's Schedule 13D/A filed with the Commission on October 26, 2009. On the same day, Seadrill entered into a new forward contract with Nordea which is attached hereto as Exhibit C, whereby Seadrill agreed to purchase 8,229,200 Common Shares from Nordea on January 14, 2010 for a purchase price of $206,257,491.72.

Other than the two forward contracts described in this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 with respect to any securities of the Issuer.

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking.

Exhibit B - DnB NOR Bank ASA Forward Contract dated November 27, 2009.

Exhibit C - Nordea Bank Finland Plc Forward Contract dated November 27, 2009.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2009

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen*
    -------------------
Name:   John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his voting and dispositive interests therein. In addition, the Reporting Person has no pecuniary interest in the shares reported herein.

                                    EXHIBIT A

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Pride International, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated: December 8, 2009

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
    ------------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

                                    Exhibit B

           DnB NOR Bank ASA Forward Contract dated November 27, 2009.


DnBNOR
Markets
--------------------------------------------------------------------------------

Seadrill Ltd
C/O Seadrill Management AS P. O. Box 110
N-4001 STAVANGER

                                                             Bergen, 30.11.2009

                                  Confirmation

                                    CONTRACT
                                       FOR
                                 THE PURCHASE OF
                                 AD-HOC FORWARD



The purpose of this agreement (this
"Confirmation")                              is to confirm the terms and
                                             conditions of the Contract entered
                                             into between Seadrill Ltd ("The
                                             Buyer) and DnB NOR Bank ASA ("The
                                             Seller") on the Trade Date
                                             specified below (the "Contract").


The terms of the Contract to which this Confirmation relates are as follows:

Trade date:
                                        November 27th 2009

Time:                                   CET 11:35

Buyer:                                  Seadrill Limited

Buyers number/safe acc:                 000102511012

Deposit account pledged as collateral:  1250.04.00410

Seller:                                 DnB NOR Bank ASA - DnB NOR Markets


Sellers settlement account no.:         000102511012

Underlying Shares :                     PRIDE INTL INC (PDE)

Number of Shares:                       8,070,800

Forward price per Share:                USD 26.431

Total Purchase Price:                   USD 213,319,314.80

Transaction type:                       Forward with delivery of the Shares.

                                        The forward contract cannot generally be traded. It may only be sold pursuant to a separate agreement with DnB NOR Bank ASA .

Closing trade:                          A closing trade may be executed, but
                                        only at the Total Purchase Price.


Settlement Date:                        January 14th 2010

Settlement:                             On the Settlement Date the Seller shall
                                        deliver the Shares upon the Buyer's
                                        payment of the Total Purchase Price. The delivery shall be deemed to be on time if the Shares are available on the deposit account specified above on or before the Settlement Date. Payment shall be deemed to be on time if the Total Purchase Price is available on the Seller's settlement account as specified above on or before the Settlement Date.
                                        Timely delivery is conditional on the
                                        Buyer's timely payment.

                                        In the event that the underlying Share
                                        is suspended from quotation on the stock exchange, the contract may be completed if it was entered into before the date of suspension, cfr. article 9-4 of the Norwegian Securities Trading Act.

                                        The Buyer hereby authorises DnB NOR
                                        Markets to debit the Total Purchase
                                        Price from the Buyer's bank account in
                                        DnB NOR Bank ASA, or another bank, or to instruct another bank to debit the Buyer's bank account in that bank for said amount on the Settlement Date.

Dividend:                               If any dividend is paid on the Share in
                                        the time between the Trade Date and the
                                        Settlement Date to DnB NOR Markets, such dividend shall accrue to the Buyer. The dividend shall then be credited the Buyer's bank account.

Collateral:                             DnB NOR Markets shall at all times
                                        ensure that it has satisfactory
                                        collateral for the due performance of
                                        the Buyer's obligations, cfr. article
                                        9-5 of the Norwegian Securities Trading
                                        Act. The collateral shall be furnished
                                        in the form of a cash deposit and the
                                        Buyer must sign a declaration of pledge.
                                        The amount of the collateral shall at
                                        all time meet DnB NOR Markets'
                                        requirements.

                                        Upon entry into the contract the
                                        collateral shall comprise 20% of the
                                        Total Purchase Price. For the duration
                                        of the Contract additional collateral
                                        shall be furnished that corresponds to
                                        the unrealised loss the forward contract entails for the Buyer, calculated as the Total Purchase Price minus the value of the Underlying Shares, if such loss equals more than 25% of the value of the collateral pledged on entry into this contact. The value of the Shares shall be computed on the basis of the stock market price or a value set by DnB NOR Markets as Calculation Agent.

                                        The Buyer shall furnish the required
                                        additional collateral on the same day
                                        that Buyer receives notice from DnB NOR
                                        Markets that the current collateral is
                                        insufficient. If such additional
                                        collateral is not furnished that day,
                                        this constitutes an event of Default and the Buyer is entitilet to carry out such measures as set out in this contract, cfr. Default.

Address for Notices to the Buyer:       Seadrill Limited
                                        c/o Seadrill Management AS
                                        P.O. Box 110
                                        N-4001 STAVANGER

                                        Attention: Harald Grosfjeld

                                        E-mail:    harald.grosfjeld@seadrill.com

                                        Phone:     +47 51 30 96 96

                                        Fax:       +47 51 30 96 88

Address for Notices to the Seller:      DnB NOR Bank ASA
                                        DnB NOR Markets KSC
                                        P. 0. Box 7100
                                        N-5020 BERGEN

                                        Attention: Securities Finance

                                        Phone:     +47 55 21 96 69

                                        Fax:       +47 56 12 87 80

                                        To achieve additional collateral being
                                        received the same day notice to Buyer
                                        will be given by phone or fax. Fax shall be deemed received when a confirmed answerback is received at the end of the transmission. However if a communication is received after business hours on any business day or on a day which is not a business day in the place of receipt it shall be deemed to be received and become effective on the next business day in the place of receipt.

Default: In the event of a default, including failure on the part of the Buyer to furnish necessary collateral by the stipulated deadline, DnB NOR Markets, without the necessity of initiating legal or other proceedings, has the right to use some or all of the pledged collateral to cover secured claims

                                        If the realisation of the pledged
                                        collateral does not cover the Total
                                        Purchase Price, DnB NOR Markets is
                                        entitled to sell Underlying Shares, for
                                        the Buyer's account and risk, to cover
                                        the Total Purchase Price. Such sales
                                        shall be at the stock market price or
                                        another price that is considered to be
                                        reasonable given the market position set by DnB NOR Markets as Calculation Agent.

                                        The Buyer is liable for any outstanding, uncovered portion of the Total Purchase Price and is not limited to the balance on the collateral account at the time in question.

                                        The Buyer is liable and shall indemnify
                                        Seller for any loss, expence or
                                        obligation of whatever kind incurred by
                                        the Buyer as a direct or indirect
                                        consequence of The Buyers Default.

Calculation Agent:                      DnB NOR Markets

Adjustements:                           In the event of changes in the share
                                        capital or other special circumstances
                                        in the company that issued the
                                        Underlying Shares, this contract shall
                                        be adjusted by DnB NOR Markets as
                                        Calculation Agent in accordance with the rules for Trades in Derivative Contracts on the Oslo Stock Exchange and the rules for Clearing of Trades in Derivative
                                        Contacts in VPS Clearing ASA to the
                                        extent that this is appropriate. The
                                        same applies in the event that the
                                        Underlying shares have been delisted on
                                        the Settlement Day.

Relationship Between Parties:           Each party will be deemed to represent
                                        to the other party on the date on which
                                        it enters into a Contract that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for that Contract):

(a) Non-Reliance:                       It is acting for its own account, and it
                                        has made its own independent decisions
                                        to enter into that Contract and as to
                                        whether that Contract is appropriate or
                                        proper for it based upon its own
                                        judgement and upon advice from such
                                        advisers as it has deemed necessary. It
                                        is not relying on any communication
                                        (written or oral) of the other party as
                                        investment advice or a recommendation to enter into that Contract; it being understood that information and explanations related to the terms and conditions of a Contract shall not be considered investment advice or a recommendation to enter into that
                                        Contract. No communication (written or
                                        oral) received from the other party
                                        shall be deemed to be an assurance or
                                        guarantee as to the expected results of
                                        that Contract.

(b) Assessment and Understanding:       It is capable of assessing the merits of
                                        and understanding (on its own behalf or
                                        through independent professional
                                        advice), and understands and accepts,
                                        the terms, conditions and risks of that
                                        Contract. It is also capable of
                                        assuming, and assumes, the risk of that
                                        Contract. The relevant balance on the
                                        collateral account does not constitute
                                        an upper limit for loss the Buyer could
                                        incur and the Byers liability for the
                                        Contract is not limited to this amount.

(c) Status of the Parties:              The other party is not acting as a
                                        fiduciary for or an advisor to it in
                                        respect of that Contract.


d) Responsability:                      It is the responsibility of the Buyer to
                                        comply with any reporting or disclosure
                                        requirements or other obligations
                                        according to laws and/or regulations as
                                        they apply from time to time.

e)Governing Law:                        Governing Law: Any disputes under the
                                        Contract shall be decided according to
                                        Norwegian law with the Oslo municipal
                                        court as the agreed court of venue.


Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us at your earliest convenience to:


    DnB NOR Bank ASA
    DnB NOR Markets KSC
    P. 0. Box 7100
    N-5020 BERGEN

  Yours sincerely,                Confirmed as of the date first above written:
  for DnB NOR Bank ASA            for Seadrill Limited


/s/ Mari E. Hordvik               /s/
-------------------               ---------------------
Name: Mari E. Hordvik             Name:
Title: Operational Officer        Title:


/s/ Lene Therese Barikmo
------------------------
Name: Lene Therese Barikmo
Title: Operational Officer

                                    Exhibit C

        Nordea Bank Finland Plc Forward Contract dated November 27, 2009.

                                           Confirmation
                                                            1(5)      Page
                                                       27 Nov 09      Date
                                                        21229051      Reference


SEADRILL LIMITED                               + 358 9 165 59832      Tel
C/O SEADRILL MANAGEMENT AS                     + 358 9 165 59311      Fax
P.0 BOX 110                                      lpfi@nordea.com      Mail
4001 Stavanger
NO
Attn: Are Fredhamrner

                                       OTC
                  PHYSICALLY-SETTLED SHARE FORWARD TRANSACTION:


Nordea Bank Finland, Plc
2747 Local Derivatives Operations FIN-00020
NORDEA
FINLAND

--------------------------------------------------------------------------------

Dear Sirs / Madams:



The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the Transaction entered into between Nordea Bank Finland Plc (Nordea) and SEADRILL LIMITED ("Counterparty") on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the "Swap Definitions") and in the 2002 ISDA Equity Derivatives Definitions (the "Equity Definitions", and together with the Swap Definitions, the "Definitions"), in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern. In the event of any inconsistency between either set of Definitions and this Confirmation, this Confirmation will govern. In the event of any inconsistency between this Confirmation and the Definitions or the Master Agreement, this Confirmation will govern

References in the Swap Definitions to the term "Swap Transaction" shall be deemed to be references to the term "Transaction" for the purposes of this Confirmation.

1. This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement, as amended and supplemented from time to time (the "Agreement"), between you and us. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

     If we have not yet executed an ISDA Master Agreement, this Confirmation evidences a binding agreement between you and us as to the terms of the Transactions to which this Confirmation relates. In addition, you and we agree to use all reasonable efforts promptly to negotiate, execute and deliver an agreement in the form of the ISDA Master Agreement, with such modifications as you and we will in good faith agree. Upon the execution by you and us of such an agreement, this Confirmation will supplement, form a part of, and be subject to that agreement. All provisions contained in or incorporated by reference in that agreement upon its execution will govern this Confirmation except as expressly modified below.

     Until we execute and deliver that agreement, this Confirmation, together with all other documents referring to the ISDA Form (each a "Confirmation") confirming transactions (each a "Transaction") entered into between us (notwithstanding anything to the contrary in a Confirmation), shall supplement, form a part of, and be subject to an agreement in the form of the ISDA Form as if we had executed an agreement in such form (but without any Schedule except for the election of English law as the governing law) on the Trade Date of the first such Transaction between us. In the event of any inconsistency between the provisions of that agreement and this Confirmation, this Confirmation will prevail for the purpose of this Option Agreement.

2. The terms of the particular Transaction to which this Confirmation relates are as follows

General Terms

     Nordea reference:                            21229051
     Trade Date:                                  27 Nov 09
     Trade Time:                                  15:02 CET 02 Dec 09
     Effective Date:                              Nordea
     Seller:                                      Counterparty
     Buyer:                                       PRIDE INTERNATIONAL INC
     Shares:                                      US74153Q1022
     ISIN:                                        8.229.200
     Number of Shares:                            USD 25,0641
     Forward Price: Exchange:                     NEW YORK STOCK EXCHANGE
     Related Exchange(s):                         NYSE


Valuation

     Valuation Time:                              The Scheduled Closing Time on
                                                  the relevant Exchange on the
                                                  relevant Valuation Date.
     Valuation Date:                              11 Jan 10
     Averaging Dates:                             Not Applicable Not Applicable
     Averaging Date Disruption: Relevant Price:   In case of Index underlying:
                                                  The level of Index determined
                                                  by the Calculation Agent as
                                                  of the Valuation Time on the
                                                  Valuation Date. in case of
                                                  Share underlying: The price
                                                  per share determined by the
                                                  Calculation Agent as of the
                                                  Valuation Time on the
                                                  Valuation Date

Settlement Terms:

     Physical Settlement:                         Applicable
     Settlement Date:                             Three (3) Business Days after
                                                  the Valuation Date USD
     Settlement Currency:                         The Forward Price
     Settlement Price:                            New York
     Business Days for Payments:

Share Adjustments

     Method of Adjustments:                       Calculation Agent Adjustment

Extraordinary Events:

     Consequences of Merger Events:
     Share for Share:                             Modified Calculation Agent
                                                  Adjustment Modified
     Share for Other:                             Calculation Agent Adjustment
                                                  Modified Calculation
     Share for Combined:                          Agent Adjustment Nordea
     Determining Party:
                                                  Applicable
     Tender Offer:

     Consequences of Tender Offers:               Modified Calculation Agent
                                                  Adjustment Modified
     Share for Share:                             Calculation Agent Adjustment
                                                  Modified Calculation
     Share for Other:                             Agent Adjustment Nordea
     Share for Combined:
     Determining Party:

     Composition of Combined Consideration:       Not Applicable
     Nationalization, Insolvency or Delisting:
     Determining Party:                           Cancellation and Payment
                                                  (Calculation Agent
                                                  Determination)
                                                  Nordea

Additional Disruption Events:

     Change in Law:                               Applicable
     Failure to Deliver:                          Applicable
     Insolvency Filing:                           Applicable
     Hedging Disruption:                          Applicable
     Hedging Party:                               Nordea
     Increased Cost of Hedging:                   Applicable
     Hedging Party:                               Nordea
     Loss of Stock Borrow:                        Not Applicable
     Hedging Party:                               Nordea
     Increased Cost of Stock Borrow:              Not Applicable
     Determining Party:                           Nordea

     Non-Reliance:                                Applicable
     Agreements and Acknowledgments
     Regarding Hedging Activities: Additional
     Acknowledgments:                             Applicable
                                                  Applicable

3.   Calculation Agent:                           Nordea

4.   Account Details:

     Account for payments to Nordea               WMORGAN CHASE BANK NEW YORK,
                                                  CHASUS33XXX
                                                  In favour of NORDEA BANK
                                                  NORGE ASA NDEANOKKXXX

     Account for payments to Counterpart          FOKUS BANK, DABANO22XXX
                                                  N08981011598242
                                                  In favour of SEADRILL LIMITED

5.   Offices:

     (a) The Office of Nordea Bank Finland Plc for the Transaction is Helsinki; and

     (b)  The office of Counterpart for the Transaction is Stavanger

6.   Transfer:

     Notwithstanding anything in the Confirmation or the Agreement, Nordea may assign its rights and obligations under this Transaction, in whole and not in part, to any affiliate of Nordea effective upon delivery to Counterpart of a written notification thereof.

7.   Governing Law:                               English Law

Contact information relating to Nordea

Settlement:
Nordea Bank Finland Plc
2747 Local Derivatives Operations
Aleksis Kiven katu 9
FIN-00020 Nordea
fax. +358 9 165 59311
tel. + 358 9 165 59832

Legal:
Nordea Bank Finland Plc
2948 Debt and Structured Finance Legal,
Aleksis Kiven katu 3-5
FIN-00020 Nordea
fax. + 358 9 627 956
tel. + 358 9 165 59316

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us or by sending to us a letter or telex substantially similar to this letter, which letter or telex sets forth the material terms of the Transaction to which this Confirmation relates and indicates your agreement to those terms.

Yours sincerely,

Nordea Bank Finland Plc


/s/ Antti Tainio                                  /s/ Tuomo Henriksson
----------------                                  --------------------

Name:   Antti Tainio                              Name:  Tuomo Henriksson
Title:  Head of Local Derivatives Operations      Title: Head of OTC Equity &
                                                         Interest Rate
                                                         Derivatives Settlements


Confirmed as of the date first above written:


SEADRILL LIMITED

/s/ [Eligible]
--------------                                    -----------------

Name:                                             Name:
Title:                                            Title:


SK 25542 0002 1053967 v2